LEGACY CAPITAL FUND, INC.

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies

Business of the Company
Legacy Capital Fund, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions.

Income Taxes
The Company is an S Corporation for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its stockholders.

Revenue Recognition
Investment banking fees are recorded on the settlement date basis.

Investment Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Receivable from Non-Customer
Receivable from non-customer represents a money market balance in an account with other brokers.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.   Related Party Transactions

The Company was under the management of Legacy Capital, LLC, a company under common ownership, for 2015 and 2014. Management, professional, and other fees paid to Legacy Capital, LLC for the years ended December 31, 2015 and 2014, totaled $0 and $80,000, respectively.

LEGACY CAPITAL FUND, INC.

Notes to Financial Statements

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $19,600, which was $14,600 in excess of its required net capital of $5,000. At December 31, 2014, the Company had net capital of $19,600, which was $14,600 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was 0 to 1 at December 31, 2015 and 2014.

Note 4. Income Taxes

The Company complies with the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2015 or 2014.

Note 5. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, February 15, 2015, and determined that no events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.